SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2004

Commission File Number 1-31994

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Translation of Registrant’s Name Into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             )

Semiconductor Manufacturing International Corporation (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Statement to Stock Exchange of Hong Kong Limited regarding recent volatility in price and volume of Registrant’s shares trading in Hong Kong, dated October 7, 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

By:	/s/ Richard R. Chang
	Name:	Richard R. Chang
	Title:	Chairman of the Board, President and Chief Executive Officer

Date: October 8, 2004

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Statement to Stock Exchange of Hong Kong Limited regarding recent volatility in price and volume of Registrant’s shares trading in Hong Kong, dated October 7, 2004.

Exhibit 99.1

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increases in the price and volume of the shares of the Company and wish to state that we are not aware of any reasons for such increases.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of Semiconductor Manufacturing International Corporation the Board of directors of which individually and jointly accept responsibility for the accuracy of this statement.

As at the date of this statement, the directors of the Company are Richard R. Chang as Chairman and executive director of the Company; Lai Xing Cai, Fang Yao (alternate director to Lai Xing Cai) and Sean Hunkler as non-executive directors of the Company; Ta-Lin Hsu, Yen-Pong Jou, Tsuyoshi Kawanishi, Henry Shaw, Lip-Bu Tan and Yang Yuan Wang as independent non-executive directors of the Company.

Richard R. Chang

Chairman

Shanghai, PRC

7 October 2004